

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 14, 2017

Carl Yeung
Chief Financial Officer
Qudian Inc.
15/F Lvge Industrial Building
1 Datun Road, Chaoyang District
Beijing, People's Republic of China

> **Re: Qudian Inc.**
> **Amendment No. 5 to**
> **Draft Registration Statement on Form F-1**
> **Submitted August 30, 2017**
> **CIK No. 0001692705**

Dear Mr. Yeung:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2017 letter.

Risk Factors

Risks Relating to Our Business and Industry

The laws and regulations governing the online consumer finance industry in the PRC are still at a nascent stage and subject to further change and interpretation…, page 30

1.   We note your revised disclosure concerning new regulations concerning the "financing guarantee business" which will become effective October 1, 2017. Please present this risk separately under its own descriptive heading. In addition, please tell us whether you

intend to seek approval to operate as a financing guarantee company and/or modify your business operations to avoid engaging in the financing guarantee business. Please also disclose the percentage of total loans for which you currently would be required to make payments to your funding partners in the event of a borrower's default.

Business

Strengths and Strategies

Funding

Funding Provided Directly by Institutional Funding Partners, page 164

2. We continue to evaluate your responses to comments 7 through 13 and may have further comments.

Credit Approval and Servicing Process

Stage 5: Servicing and Collection, page 175

3. Briefly disclose the steps you are required to take to conclude that you have "exhausted" your collection efforts. Considering the large number of transactions that you process, please disclose whether you are selective in your collection efforts or whether you contact every single borrower whose loan is past due. In that case, please disclose how you select which borrower to pursue through your collection efforts. In addition, please identify the percentage of loans which are charged-off due to death of borrower and due to identification of fraud which is officially reported to and filed with relevant law enforcement departments. We may have additional comments following review of your response.

Notes to the Consolidated Financial Statements

Summary of Significant Accounting Policies

Allowance for Loan Principal and Financing Service Fee Receivables, Page F-22

4. We note your response to comment 4. In accordance with ASC 310-10-35-4 and Subtopic 450-20 of ASC 310-10-35-8, an impairment loss on receivables shall be recognized when, based on all available information, it is probable that a loss has been incurred based on past events and conditions that existed at the date of the financial statements. Further, under ASC 310-10-35-41, credit losses shall be deducted from the allowance for credit losses and charged-off in the period deemed uncollectible. Based on the information disclosed in your registration statement and in your responses, your charge-off policy does not appear to follow this U.S. GAAP guidance.

Please revise your financial statements to accurately reflect the charge-off of overdue and impaired loans in the appropriate reporting periods. Please also provide us with detailed information supporting the appropriateness of the allowance for loan losses after the charge-off of overdue and impaired loans under the roll-rate based model. This information should be provided for the audited period ended December 31, 2016 as well as the interim period ended June 30, 2017. Please also tell us the additional loan loss provisions required to be recorded during these time periods, if any, to properly reflect the allowance for loan losses and provide us with the revised key financial metrics and ratios you used to evaluate the appropriateness of the allowance for loan losses.

Audited Consolidated Balance Sheet as of December 31, 2016 and Unaudited Interim Condensed Consolidated Balance Sheet as of June 30, 2017, page F-66

5.   We note your response to comment 5. It is unclear how you determined the balances in the pro forma shareholders' equity accounts (ordinary shares, APIC, retained earnings) in the periods presented. Please tell us how each preferred series converts into ordinary shares and provide a rollforward that details the "as of" balances in the periods presented to the pro forma balances in the periods presented.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Marc Thomas, Staff Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Chris K.H. Lin, Esq.